Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-224469
Relating to the Preliminary Prospectus
Supplement, dated January 23, 2020

ARMOUR RESIDENTIAL REIT, INC.
7.00% Series C Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
January 23, 2020

Issuer	ARMOUR Residential REIT, Inc.
Securities Offered	7.00% Series C Cumulative Redeemable Preferred Stock
Shares Offered	3,000,000 shares
Over-allotment option	450,000 shares
Trade date	January 24, 2020
Settlement and delivery date	January 28, 2020 (T+2)
Public offering price	$25.00 liquidation preference per share; $75,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)
Underwriting discount	$0.7875 per share; $2,362,500 total (assuming the over-allotment option is not exercised)
Net proceeds to the Issuer, before expenses	$24.2125 per share; $72,637,500 total (assuming the over-allotment option is not exercised)
Dividend rate	7.00%
Dividend payment date
The 27th day of each month (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on February 27, 2020.

Dividend record date	The 15th day of each month; the first dividend record date will be February 15, 2020.
Liquidation preference	$25.00 per share
Optional redemption date	On or after January 28, 2025
Conversion rights
Share Cap; 2.613696

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 7,841,088 shares of the Issuer’s common stock (or equivalent alternative conversion consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series C Preferred Stock is exercised, not to exceed 9,017,251 shares of the Issuer's common stock in total (or equivalent cash, securities or other property or assets (including any combination thereof), as applicable).

NYSE listing symbol	ARR PC
CUSIP	042315 606
ISIN	US0423156068
Joint-Book Running Managers	B. Riley FBR, Inc. Janney Montgomery Scott LLC Ladenburg Thalmann & Co. Inc. William Blair & Company, L.L.C.
Co-Managers	Boenning & Scattergood, Inc. BUCKLER Securities LLC Incapital LLC National Securities Corporation Wedbush Securities Inc.

The issuer has filed a registration statement, including a base prospectus dated April 26, 2018 and a preliminary prospectus supplement, dated January 23, 2020, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley FBR, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.